Invitel Holdings A/S General Meeting of Shareholders 28th July 2009 Exhibit 99.1

2 General Meeting of Shareholders - 28 July 2009 Hungarian Macroeconomic Background

General Meeting of Shareholders - 28 July 2009
Hungarian Interest Rate Evolution
HUF / EUR Exchange Rates
•
In 2006 Hungary had the largest budget (10% of GDP) and
current account deficit in the EU. From 2006 the
government made several steps to decrease the gap to the
Maastricht criteria.
•
Budget deficit for 2008 was HUF 914.8 billion (3.4% of
GDP) representing a significant improvement from 2006
•
The inflation rate is currently 3.7% (Yr/Yr), the mid term
inflation target is 3%.
•
GDP declined by -2,5% in Q4 2008 (Yr/Yr) and -5.8% in Q1
2009.
•
The exchange rate HUF/EUR weakened from 230 in late
July 2008 and reached its historic high of 316.92 HUF/EUR
on 6 March 2009. The HUF currently trades at an exchange
rate of 268 – 280 HUF/EUR.
•
On 22 October 2008 the NBH increased the base rate to
11.5% to defend the forint. The NBH has lowered the rate in
four 50-basis-point steps to 9.50% since late November.
Analysts forecast the base rate to be cut by 50 basis points in the near future.
•
The rate of unemployment in Hungary has increased from
7.7% in Q3 2008 to 9.7% by the end of Q1 2009.
•
In order to overcome the lack of liquidity of the domestic
money market the Government reached an agreement with
the IMF and the ECB to provide a credit line of EUR 20
billion to Hungary in 2008.
Hungarian Economic and Market Overview
230,00
240,00
250,00
260,00
270,00
280,00
290,00
300,00
310,00
320,00
5,00%
6,00%
7,00%
8,00%
9,00%
10,00%
11,00%
12,00%
13,00%

4 General Meeting of Shareholders - 28 July 2009 Trends in the Hungarian Telecommunications Market

General Meeting of Shareholders - 28 July 2009
Trends of Fixed, Mobile and Internet Penetration in Hungary
75%
73%
71% 71%
69%
66% 64%
63%
62%
75%
68%
49%
77%
83%
91%
99%
110%
122%
121%
113%
1%
2%
5%
10%
15%
25%
34%
40%
50%
0%
20%
40%
60%
80%
100%
120%
ADSL
Source: NHH
2002
2001
2003 2004
2005 2006
Western
Europe
2007
2008 2009Q1
75%
73%
71% 71%
69%
66% 64%
63%
62%
75%
68%
49%
77%
83%
91%
99%
110%
122%
121%
113%
1%
2%
5%
10%
15%
25%
34%
40%
50%
0%
20%
40%
60%
80%
100%
120%
Fixed-line (per household
)
Mobile (of population)
Broadband Internet (per household)
Cable Broadband
Source: NHH
2002
2001
2003 2004
2005 2006
Western
Europe
2007
2008 2009Q1
42%

6 General Meeting of Shareholders - 28 July 2009 Invitel Group Strategy

General Meeting of Shareholders - 28 July 2009
Group Strategy
Migrate customers from traffic based
to subscription based packages.
Retain customers and defend against
churn through and win back and
loyalty programmes.
Continuous innovation of dual and
triple play bundles.
Maintaining a broad mix of sales
channels.
In LTO, bundle with IPTV/Voice
to complete with cable operators.
Use LLU out LTO to reduce
access costs.
Maintain competitive position
price / bandwidth.
Continue to grow customer base in
and out of consession areas,
particularly SME segment.
Selectively focus on small number
of large account opportunities.
Focus on directly connecting
customers to national backbone
network using most cost effective
means.
Develop product and service
portfolio to enhance ARPU’s and
competitive position.
Focus on the Hungarian and
wholesale markets.
Leverage market knowledge and
strong track record of extracting
synergies.
Only consider opportunities certain
to enhance shareholder value.
Sell capacity on network to other
blue chip service providers.
Capitalize on growth in capacity
demand in C/SE Europe markets.
Use unique position in Turkey to
provide capacity between South
Eastern and Western Europe.
Maximise in-concession
voice revenue and cash
flow
Capitalise on broadband
growth both in and out
of concession
Expand business
revenue and market
share nationwide
Leverage regional
network and our position
as #1 wholesale capacity
provider in C/SE Europe
Evaluate further
consolidation
opportunities

8 General Meeting of Shareholders - 28 July 2009 International and Domestic Networks

General Meeting of Shareholders - 28 July 2009
Unique network coverage
•
More than 40 major points of
presence in 19 countries
•
Over 23,000 route km of fibre
•
First mover advantage in Turkey
where the network is now
complete
•
Well established partner
relationships for connecting
difficult to reach countries
High Quality
•
“State of the art” technical
solutions
•
Centralized end-to end network
management
•
Route diversity
•
24/7 technical support and fully
redundant links
Invitel International Network

General Meeting of Shareholders - 28 July 2009
•
14 concession areas out of 54
covering 21% of the Hungarian
population
•
Over 95% market share in In Concession
areas
•
Network largely DSL capable
•
IPTV services
•
State-of-the-art owned backbone
network covering the entirety of the
country
•
8,281 kms of Backbone fibre
•
1025 kms of Access fibre
•
Continuously growing optical
networks,  based on customer request
•
Direct fibre connections used for
corporate customers in some cities
•
PMP and PP microwave for business
customers out LTO
•
Local loop unbundling and Wimax for
lower value Voice/ADSL Access out
LTO
Invitel Domestic Network
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11 General Meeting of Shareholders - 28 July 2009 New Server Hosting Centre

General Meeting of Shareholders - 28 July 2009
•
Location: 1108 Budapest, Kozma u. 2.
Serviceable area: ~ 1,500 m2
•
Uninterruptible power supply system
99.99% availability
•
State of the art energy efficient cooling
•
Comprehensive fire detection and
suppression systems
•
Multi-tier security system
•
Multiple independent optical
connections
Invitel Datacentre

General Meeting of Shareholders - 28 July 2009
POP site
170 m
Reception
Customer rooms
2x9 m
Hosting 05
395 m
Hosting 04
340 m2
Co-locations 07
205 m
Co-locations 03
74 m
Power and
batteries
95+8 m
Operator room
25 m
Invitel Datacenter
Hosting and co-location funtionalities
2
2
2
2
2
2
2

14 General Meeting of Shareholders - 28 July 2009 Results for the year ended 31st December 2008 compared to 2007

General Meeting of Shareholders - 28 July 2009
Change Change
2008 2007%
Revenue 386 647 405 348 (18 701) (5%)
Cost of Sales (111 265) (132 091) 20 826 16%
Gross Margin 275 382 273 257 2 125 1%
Gross Margin % 71% 67%
(105 377) (118 809) 13 432 11%
Adjusted EBITDA 170 005 154 448 15 557 10%
Adjusted EBITDA Margin % 44% 38%
Cost of integration and restructuring (11 699) (10 742) (957) (9%)
Due diligence expense (5 345) (1 977) (3 368) (170%)
Vacation accrual (41) (322) 281 87%
Turkey start up expense (4 009) (1 740) (2 269) (130%)
Other one-off items (5 119) (9 389) 4 270 45%
EBITDA 143 792 130 278 13 514 10%
EBITDA Margin % 37% 32%
For the period
ended December 31,
(in thousands of EUR)
Adjusted Operating expenses
Pro-Forma Financial Statements
for the year ended December 31, 2008
*
*
**
**
***
***
**
**
***
***
Note:
The average HUF/EUR exchange rates were 251.31 HUF/EUR in YTD Q4 2007 and 251.25 HUF/EUR in YTD Q4 2008.
* Adjusted Operating Expenses do not include the non-recurring items presented below Adjusted EBITDA
** EBITDA and Adjusted EBITDA are non-GAAP financial measures. See the reconciliation from EBITDA to net profit (loss) on the next slide
*** EBITDA Margin % and Adjusted EBITDA Margin % are EBITDA and Adjusted EBITDA as a percentage of revenue

General Meeting of Shareholders - 28 July 2009
Change Change
2008 2007%
EBITDA 143 792 130 278 13 514 10%
EBITDA Margin % 37% 32%
Depreciation and amortization (90 080) (92 762) 2 682 3%
Financing expenses, net (79 870) (78 234) (1 636) (2%)
Foreign exchange gains (losses), net (17 349) (117) (17 232) n/a
Gains (losses) on derivatives 2 572 (38 551) 41 123 107%
Gains (losses) on warrants -               (11 027) 11 027 100%
Taxes on net income (13 105) 1 524 (14 629) (960%)
Convertible Pref Stock Dividends (72) (73) 1 1%
Minority interest (5) (1) (4) (400%)
Net profit / (loss) for the period (54 117) (88 963) 34 846 39%
Net profit / (loss) for the period in % n/a n/a
For the period
ended December 31,
(in thousands of EUR)
Pro-Forma Financial Statements
for the year ended December 31, 2008
Note:
The average HUF/EUR exchange rates were 251.31 HUF/EUR in YTD Q4 2007 and 251.25 HUF/EUR in YTD Q4 2008.